CUSIP No. 007422306 5	Schedule 13D	Page 1 of 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 19)*

Advance Display Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

007422306 5
(CUSIP Number)
Lawrence F. DeGeorge 140 Intracoastal Pointe Drive Jupiter, FL 33477 (561) 745-1001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 8 Pages)

_______
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lawrence F. DeGeorge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,857,058
	8	SHARED VOTING POWER 179,096,564
	9	SOLE DISPOSITIVE POWER 110,857,058
	10	SHARED DISPOSITIVE POWER 179,096,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,953,622
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 83.60%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 007422306 5	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) New Iplan AR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,114,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,114,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,114,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.51%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 007422306 5	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DeGeorge Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,982,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,982,564
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,982,564
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 007422306 5	Schedule 13D	Page 5 of 8

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share (the “Common Stock”) of Advance Display Technologies, Inc. (the “Company”), whose principal place of business is located at 7334 So. Alton Way, Suite F, Centennial, CO 80112.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.
Lawrence F. DeGeorge, an individual, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477.   Mr. DeGeorge is the Chief Executive Officer of LPL Group, Inc., LPL Investment Group, Inc., LPL Management Group, Inc. and DeGeorge Holdings Ltd.  The principal office of each of these companies is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477, and their principal business is investment management.

b.	New Iplan AR LLC is a Delaware limited liability company, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477. New Iplan AR LLC is an affiliate of Mr. DeGeorge.

c.
DeGeorge Holdings Three LLC is a Delaware limited liability company, whose address is 140 Intracoastal Pointe Drive, Suite 410, Jupiter, FL 33477.  DeGeorge Holdings Three LLC is an affiliate of Mr. DeGeorge.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. DeGeorge is a citizen of the United States of America.

New Iplan AR LLC is a limited liability company organized under the laws of the state of Delaware.

DeGeorge Holdings Three LLC is a limited liability company organized under the laws of the state of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 15, 2009, the Company and DeGeorge Holdings Three LLC entered into the First Amendment (the “Amendment”) to the Senior Secured Revolving Credit Agreement dated November 6, 2008, pursuant to which the Company’s maximum amount of revolving credit was increased by an additional $8,105,638.00 ($956,507 of which has been applied to refinance the

CUSIP No. 007422306 5	Schedule 13D	Page 6 of 8

Company’s outstanding indebtedness to DeGeorge Holdings Three LLC under a promissory note dated May 21, 2009), and the maturity date of the loan agreement was extended to December 31, 2010.  Under the Amendment, the Lender may elect to convert all or any portion of the new Convertible Revolving Promissory Note relating to the additional credit into shares of the Company’s Series G Convertible Preferred Stock at a conversion price of $84 per share.  The Series G Convertible Preferred Stock converts 1-for-1000 into shares of the Company’s Common Stock. In connection with the Amendment, the Company also issued a Warrant for the purchase of 810,564 shares of the Company’s Series D Convertible Preferred Stock, convertible at any time or from time-to-time until June 15, 2013, also at the a conversion price of $84 per share. The Series D Convertible Preferred Stock converts 1-for-1 into shares of the Company’s Common Stock.

On November 6, 2008, the Company and DeGeorge Holdings Three LLC entered into a Senior Secured Revolving Credit Agreement pursuant to which the Company had the ability to borrow up to $6,894,362.00, which amount is secured by a Convertible Revolving Promissory Note under which DeGeorge Holdings Three LLC has the right to convert the unpaid principal balance, if any, into shares of the Company’s Series G Convertible Preferred Stock at a conversion price of $110 per share.

From November 23, 2004 through October 13, 2005, the Company issued revolving 10% convertible, redeemable promissory notes totaling $407,500 to the Reporting Person.  The Notes are convertible, at $.0167 per share, into shares of the Company’s Series D Convertible Preferred Stock.  On January 15, 2009, the Reporting Person elected to convert a portion of the Promissory Notes into shares of Series D Convertible Preferred Stock.  Following conversion, the Reporting Person received 19,954,129 shares of Series D Convertible Preferred Stock.  The Reporting Person has deferred conversion of the remaining amount of the notes totaling $74,266.05 and accrued interest totaling $72,130.59 into 8,766,266 shares of Series D Convertible Preferred Stock until a later date.

ITEM 4.                      PURPOSE OF TRANSACTION.

The Shares were acquired by Mr. DeGeorge and affiliates for the purpose of investment.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

a.
As of the date of the filing of this Schedule 13D, Mr. DeGeorge is deemed to beneficially own 289,953,622 shares of Common Stock of the Company.  Mr. DeGeorge’s beneficial ownership represents 83.60% of the issued and outstanding Common Stock of the Company, assuming conversion of his Preferred Stock ownership.

b.
Assuming conversion of all Preferred Stock, Mr. DeGeorge has the sole power to vote and has sole dispositive rights with regard to 110,857,058 shares of Common Stock, and shared power to vote and shared dispositive rights with regard to 19,114,000 shares of Common Stock held by New Iplan AR LLC, and 159,982,564 shares of Common Stock held by DeGeorge Holdings Three LLC, both of whom are affiliates of Mr. DeGeorge, for total voting and dispositive power of 289,953,622 shares of Common Stock.

CUSIP No. 007422306 5	Schedule 13D	Page 7 of 8

c.	See Item 3.

d.           Not applicable.

e.           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3.  In addition, the Reporting Person is a party to a Shareholders Agreement dated November 25, 2003, whereby the Reporting Person may be restricted from transferring his shares under certain circumstances.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

4.1	Warrant for the Purchase of Shares of the Series D Convertible Preferred Stock filed as Exhibit 4.1 to the Company’s Form 8-K dated June 19, 2009 and incorporated by reference herein.

10.1
First Amendment to Senior Secured Revolving Credit Facility between the Company and DeGeorge Holdings Three LLC dated June 15, 2009 filed as Exhibit 10.1 to the Company’s Form 8-K dated June 19, 2009 and incorporated by reference herein.

10.2
Convertible Revolving Promissory Note dated June 15, 2009 issued in favor of DeGeorge Holdings Three LLC filed as Exhibit 10.2 to the Company’s Form 8-K dated June 19, 2009 and incorporated by reference herein.

10.3
Senior Secured Revolving Credit Facility between the Company and DeGeorge Holdings Three LLC dated November 6, 2008, filed as Exhibit 10.1 to the Company’s Form 8-K dated November 11, 2008, and incorporated by reference herein.

10.4
Convertible Revolving Promissory Note dated November 6, 2008 issued in favor of DeGeorge Holdings Three LLC filed as Exhibit 10.2 to the Company’s Form 8-K dated November 11, 2008, and incorporated by reference herein.

CUSIP No. 007422306 5	Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 June 22, 2009
(DATE)

/s/  Lawrence F. DeGeorge
(SIGNATURE)

Lawrence F. DeGeorge
(NAME AND TITLE)